FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

SALE OF HSBC'S BRAZIL BUSINESS TO BRADESCO RECEIVES COMPETITION AGENCY APPROVAL

All necessary regulatory approvals have now been received for HSBC to complete the sale of its Brazil business having received Brazil's

Competition Agency approval on 8 June

Update on the Transaction
On 3 August 2015, HSBC Holdings plc ('HSBC') announced it had entered into an agreement to sell its entire business in Brazil, comprising HSBC Bank Brasil S.A - Banco Multiplo and HSBC Servicos e Participacoes Ltda (collectively 'HSBC Brazil'), to Banco Bradesco S.A ('Bradesco') for an all cash consideration of US$5.2bn ('the Transaction'). At completion of the Transaction ('Completion'), the purchase price is subject to adjustment to reflect the movement in the net asset value of the business between 31 December 2014 and Completion.

HSBC confirms that, on 8 June 2016, the Transaction was unanimously approved by the Brazilian Administrative Council for Economic Defence (Brazil's Competition Agency) and the official publication of this decision is expected to be on or before 14 June 2016. Bradesco and HSBC plan to complete the Transaction early in July.

Progress in executing HSBC's strategy
The sale of HSBC Brazil represents a significant step in HSBC's stated goal to optimise its global network and reduce complexity. The Transaction is expected to decrease Group risk weighted assets by around US$37bn and increase the Group's common equity tier 1 ratio by c.65bps.

HSBC plans to maintain a presence in Brazil to serve large corporate clients with respect to their international needs.

Accounting treatment
Based on the net assets of HSBC Brazil including allocated goodwill at 31 March 2016 of US$4.3bn, the Transaction would generate a gain on sale (net of tax and transaction costs) of c.US$0.6bn before the recycling of foreign exchange losses previously recognised in other comprehensive income. After the recycling of foreign exchange losses, there would be an accounting loss on sale of c.US$1.7bn. Neither the allocated goodwill nor the recycling of foreign exchange losses impact the regulatory capital that will be generated from the disposal at Group level.

Investor enquiries to:
Nick Turnor	+44 (0) 20 7991 3643	investorrelations@hsbc.com

Media enquiries to:
Morgan Bone	+44 (0) 20 7991 1898	morgan.bone@hsbc.com

Notes to editors:

1. HSBC Brazil
HSBC Brazil comprises of HSBC Bank Brasil S.A - Banco Multiplo and HSBC Servicos e Participacoes Ltda and is the 6th largest bank in Brazil, with total assets of c.US$45bn and total equity of c.US$3.0bn as at 31 March 2016. It offers a full suite of products across all banking segments including Retail Banking, Commercial Banking, Global Banking and Markets and Private Banking. HSBC Brazil also has insurance and consumer finance businesses. HSBC Brazil has c.4.6m customers, c.21,000 employees and 851 branches.

2. Banco Bradesco S.A.
Bradesco is the 4th largest bank in Brazil, with total assets of c.US$309bn and total equity of c.US$26bn, as at 31 March 2016. Bradesco is listed on the BM&FBovespa and has a market capitalisation of US$40bn at 31 March 2016. The bank offers a wide range of products and services in retail, corporate and investment banking business. It also operates the largest insurance business in Brazil. Bradesco has 25.6m account holders, 91,000 employees and 4,509 branches, in an overall service network of 63, 552 units.

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,000 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,596bn at 31 March 2016, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                               Date: 09 June 2016